SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  --------------------------------------------

(Mark One)

( X )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 for the fiscal year ended December 31, 1998

or

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the transition period from ____________ to _____________

Commission File No.  000-24484

     A. Full title and address of the plan, if different from that of the issuer named below:

                        MODIS PROFESSIONAL SERVICES, INC.
                             RETIREMENT SAVINGS PLAN
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        MODIS PROFESSIONAL SERVICES, INC.
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000


                              REQUIRED INFORMATION

     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997.

     2. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998.




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized on this 29th day of June 1999.

                        MODIS PROFESSIONAL SERVICES, INC.
                             RETIREMENT SAVINGS PLAN

                      By: MODIS PROFESSIONAL SERVICES, INC.
                              (Plan Administrator)

                            By: /s/ Robert P. Crouch
                                --------------------
           Robert P. Crouch, Vice President & Chief Accounting Officer


                        MODIS PROFESSIONAL SERVICES, INC.
                             RETIREMENT SAVINGS PLAN
                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                 FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997

                                TABLE OF CONTENTS

Report of Independent Accountants                                              3

Financial Statements:

Statements of Net Assets Available for Benefits With Fund Information as
of December 31, 1998 and 1997                                                  4

Statement of Changes in Net Assets Available for Benefits With Fund
Information for the year ended December 31, 1998                               5

Notes to Financial Statements                                                  6

Supplemental Schedules:

Item 27a-Schedule of Assets Held for Investment Purposes                      10

Item 27b-Schedule of Loans or Fixed Income Obligations                        11

Item 27c-Schedule of Leases in Default or Classified as Uncollectible         12

Item 27d-Schedule of Reportable Transactions                                  13

Item 27e-Schedule of Nonexempt Transactions                                   14

Item 27f-Schedule of Nonexempt Transactions                                   15

Report of Independent Accountants

To the Participants and Administrator
of Modis Professional Services, Inc. Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Modis Professional Services, Inc. (the Company) Retirement Savings Plan (the Plan) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Modis Professional Services, Inc. Retirement Savings Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Jacksonville, Florida
June 11, 1999

Modis Professional Services, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits With Fund Information as of December 31, 1998 and 1997



                                                       Net Assets as of December 31, 1998
                        -----------------------------------------------------------------------------------------------
                               Investments, at fair value                      Receivables
                        ---------------------------------------   ---------------------------------------
                                                                                                                            Net
                                        Mutual                                                              Transfers     Assets
                          Money          Fund      Participant                                                 From      Available
Participant               Market        Pooled        Notes      Participants'  Employer's      Accrued       Merged        for
Directed                  Funds         Accounts    Receivable   Contribution  Contribution     Income         Plans      Benefits
                        -----------   -----------   -----------   -----------   -----------   -----------   -----------  -----------
Strong Money
 Market Fund            $ 7,551,894   $         -   $         -   $         -   $         -   $         -   $         -  $ 7,551,894
Strong Mutual Fund
 Pooled Accounts:
  Government Securities           -     5,940,232             -             -             -             -             -    5,940,232
  Asset Allocation                -     2,417,199             -             -             -             -             -    2,417,199
  Common Stock                    -    11,112,930             -             -             -             -             -   11,112,930
  Growth                          -     9,698,290             -             -             -             -             -    9,698,290
  Growth and Income               -           334             -             -             -             -             -          334
  Index 500                       -     7,451,853             -             -             -             -             -    7,451,853
  International Stock             -     1,712,752             -             -             -             -             -    1,712,752
  Schafer Value                   -    10,003,355             -             -             -             -             -   10,003,355
  Modis Stock Pool                -     1,471,234             -             -             -             -             -    1,471,234
Participant Notes                 -             -       614,663             -             -             -             -      614,663
Other                             -             -             -       739,559       855,192         1,927     9,436,990   11,033,668
                        -----------   -----------   -----------   -----------   -----------   -----------   -----------  -----------
Total                   $ 7,551,894   $49,808,179   $   614,663   $   739,559   $   855,192   $     1,927   $ 9,436,990  $69,008,404



                                                Net Assets as of December 31, 1997
                        ---------------------------------------------------------------------------
                                 Investments, at fair value             Receivables
                        -------------------------------------------     -----------
                                                                                                            Net
                                          Mutual                                         Transfers        Assets
                          Money            Fund         Participant                        From          Available
Participant               Market          Pooled           Notes       Participants'      Merged            for
Directed                  Funds           Accounts      Receivable     Contribution        Plans         Benefits
                        -----------     -----------     -----------     -----------     -----------     -----------
Strong Money
 Market Fund            $ 3,737,583     $         -     $         -     $         -     $         -     $ 3,737,583
Strong Mutual Fund
 Pooled Accounts:
  Government Securities           -         578,055               -               -               -         578,055
  Asset Allocation                -         249,606               -               -               -         249,606
  Common Stock                    -       1,485,448               -               -               -       1,485,448
  Growth                          -       1,542,294               -               -               -       1,542,294
  Index 500                       -          10,383               -               -               -          10,383
  International Stock             -         342,000               -               -               -         342,000
  Schafer Value                   -       1,293,034               -               -               -       1,293,034
  Modis Stock Pool                -         220,344               -               -               -         220,344
Participant Notes                 -               -          58,490               -               -          58,490
Other                             -               -               -         347,760      16,162,700      16,510,460
                        -----------     -----------     -----------     -----------     -----------     -----------
Total                   $ 3,737,583     $ 5,721,164     $    58,490     $   347,760     $16,162,700     $26,027,697





The accompanying notes are an integral part of these financial statements.

Modis Professional Services, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information for the year ended December 31, 1998

                                                   Additions to Net Assets Attributed to:
                        -----------------------------------------------------------------------------------------------
                        Investments                                                           Contributions
                        -----------                                             ---------------------------------------
                           Net
                       Appreciation
                      (Depreciation)
Participant            in Fair Value                                                         Participants'                 Total
Directed              of Investments    Interest     Dividends      Other      Participants'  Rollovers     Employer's    Additions
                        -----------   -----------   -----------   -----------   -----------   -----------   -----------  -----------
Strong Money
  Market Fund           $         -   $     7,537   $   562,884   $     2,475   $ 1,692,255   $   248,348   $   183,418  $ 2,696,917
Strong Mutual Fund
 Pooled Accounts:
  Government Securities     (40,387)            2       310,542             -     2,202,610       169,814       595,051    3,237,632
  Asset Allocation          226,550             -        40,691             2       876,727        72,868       231,288    1,448,126
  Common Stock             (381,725)          124       619,476             -     4,936,800       206,985     1,260,248    6,641,908
  Growth                  1,521,413           147           240             -     3,518,161       192,314       930,774    6,163,049
  Growth and Income               -             -             -             -           286             -            48          334
  Index 500                 789,317            82        44,664            16     2,633,718       120,927       671,268    4,259,992
  International Stock      (190,112)            -        22,640             -       844,913        19,968       214,966      912,375
  Schafer Value            (930,972)           53        60,788             -     4,773,140       209,797     1,222,630    5,335,436
  Modis Stock Pool         (602,772)          142             -             -       892,483        55,066       238,877      583,796
Participant Notes                 -        28,685             -             -             -             -             -       28,685
Other                       (26,455)        1,927             -             -       739,559             -       855,192    1,570,223
                        -----------   -----------   -----------   -----------   -----------   -----------   -----------  -----------
Total                   $   364,857   $    38,699   $ 1,661,925   $     2,493   $23,110,652   $ 1,296,087   $ 6,403,760  $32,878,473

                                               Deductions from Net Assets Attributed to:
                           -------------------------------------------------------------------------------
Participant Directed       Benefits Paid to Participants            Other                Total Deductions
                           -----------------------------          -----------           ------------------
Strong Money
  Market Fund                     $ 2,690,205                     $         -              $ 2,690,205
Strong Mutual Fund
 Pooled Accounts:
  Government Securities               312,262                              77                  312,339
  Asset Allocation                    153,251                               -                  153,251
  Common Stock                        819,939                             397                  820,336
  Growth                              550,157                             468                  550,625
  Growth and Income                         -                               -                        -
  Index 500                           209,272                               -                  209,272
  International Stock                 149,473                              34                  149,507
  Schafer Value                       601,479                              80                  601,559
  Modis Stock Pool                    147,938                              38                  147,976
Participant Notes                      25,423                               -                   25,423
Other                                       -                               -                        -
                           -----------------------------          -----------           ------------------
Total                             $ 5,659,399                     $     1,094              $ 5,660,493

                                                                      Transfers                             Net Assets Available
                                         Transfers      Transfers     (to) from                                  for Benefits
                                           from           from         Randstad           Net             -------------------------
Participant               Interfund       Merged       other Modis     Employee         Increase          Beginning        End
Directed                  Transfers        Plans          Plans      Savings Plan     (Decrease)          of Year        of Year
                         -----------    -----------    -----------    -----------     -----------        -----------   -----------
Strong Money
  Market Fund           $ (2,811,300)  $  7,996,274   $      1,523   $ (1,378,898)   $  3,814,311       $  3,737,583  $  7,551,894
Strong Mutual Fund
 Pooled Accounts:
  Government Securities    2,446,465              -          1,198        (10,779)      5,362,177            578,055     5,940,232
  Asset Allocation           940,859              -              -        (68,141)      2,167,593            249,606     2,417,199
  Common Stock             3,927,584              -          2,513       (124,187)      9,627,482          1,485,448    11,112,930
  Growth                   2,513,869              -          1,468         28,235       8,155,996          1,542,294     9,698,290
  Growth and Income                -              -              -              -             334                  -           334
  Index 500                3,406,368              -              -        (15,618)      7,441,470             10,383     7,451,853
  International Stock        625,057              -              -        (17,173)      1,370,752            342,000     1,712,752
  Schafer Value            4,112,994              -          1,715       (138,265)      8,710,321          1,293,034    10,003,355
  Modis Stock Pool           829,445              -              -        (14,375)      1,250,890            220,344     1,471,234
Participant Notes            492,664         54,141              -          6,106         556,173             58,490       614,663
Other                    (16,484,005)     9,436,990              -              -      (5,476,792)        16,510,460    11,033,668
                         -----------    -----------    -----------    -----------     -----------        -----------   -----------
Total                   $          -   $ 17,487,405   $      8,417   $ (1,733,095)   $ 42,980,707       $ 26,027,697  $ 69,008,404

The accompanying notes are an integral part of these financial statements.

Modis Professional Services, Inc. Retirement Savings Plan
Notes to Financial Statements



1.     Description of Plan:

The following description of the Modis Professional Services, Inc. (the Company) Retirement Savings Plan (the Plan), formerly AccuStaff Incorporated Retirement Savings Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan, which was adopted July 1, 1997, is a defined contribution plan covering professional employees of Modis Professional Services, Inc. who are age 21 or older and have completed at least 375 hours of service during any 90 consecutive day period or one year of service. To continue to vest in Company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Employer contributions to the Plan are at the discretion of the Company equal to a uniform percentage of the amount of the salary elected to be deferred. Participants may elect to defer and contribute to the Plan up to 15% of their annual compensation, within the limitations prescribed by law, and under the provisions of the Plan. Individual participants' contributions are limited to an annual IRS maximum amount ($10,000 for the plan year ended December 31, 1998).

Investment Options - Under the provisions of the Plan, participants may direct their contributions to be invested in various pooled accounts of the Strong Mutual Fund Company. Contributions may be invested in one account or allocated among different accounts. Changes in allocation of contributions among accounts are permitted pursuant to contract provisions.

Accounts available to participants and the related investment objective are summarized as follows:

          Strong Money Market - This Fund seeks current income, a stable share price and daily liquidity. The Fund invests in corporate, bank and government instruments that present minimal credit risk.

          Strong Government Securities - This Fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The Fund normally invests at least 80% of its net assets in U.S. government securities.

          Strong Asset Allocation - This Fund seeks high total return consistent with reasonable risk over the long term. The Fund pursues this objective by allocating its assets among stocks, bonds and cash.

          Strong Common Stock - This Fund seeks capital growth. The Fund invests at least 80% of its net assets in equity securities. It currently emphasizes small companies that the advisor believes are under-researched and attractively valued.

          Strong Growth - This Fund seeks capital growth. It invests primarily in securities that the advisor believes have above-average growth prospects.

          Strong Growth and Income - This Fund seeks high total return by investing for capital growth and income. The Fund invests primarily in companies that pay current dividends and offer potential growth of earnings.

          Strong Index 500 - This Fund seeks to approximate as closely as practicable (before fees and expenses) the capitalization weighted total rate of return of that portion of the U.S. market for publicly traded common stocks composed of the larger capitalization companies.

          Strong International Stock - This Fund seeks capital growth. It invests primarily in the equities securities of issuers located outside the United States.

          Strong Schafer Value - This Fund's primary investment objective is long-term capital appreciation. The Fund invests principally in common stocks and other equity securities. Current income is a secondary objective in the selection of investments.

          Modis Stock Pool - This Fund was created specifically for Modis employees. The fund purchases 95% of its value in Modis Stock. Five percent is held in the Strong Money Market Fund. The combined value is unitized. The participant then invests in these units.

Earnings Allocation - Plan earnings are allocated to participants' accounts based upon their individual account balances as of each valuation date, less any withdrawals made during the year.

Forfeiture Allocation - Forfeitures of terminated participants' accounts related to the provisions of the Plan would result in a reduction of the Company's contributions in the year of such forfeiture. In 1998, employer contributions were reduced by approximately $244,000 from forfeited nonvested accounts.

Vesting - Employee contributions plus actual earnings thereon are fully vested at all times. Employer contributions made on behalf of each participant are not vested until the employee completes five years of service, at which time the participant becomes fully vested. Pursuant to an amendment to the Plan, effective January 1, 1998, vesting will occur equally over four years of service.

In the event of death or total and permanent disability while under the Company's employment, all amounts credited to the participant's account as of the subsequent plan anniversary date are considered fully vested.

Payment of Benefits - Upon retirement, death or disability, a participant or participant's beneficiary will receive a lump sum amount equal to the value of his or her account. In the case of termination other than death, disability or retirement, the employee is entitled to receive 100% of the vested account balance.

Participant Notes Receivable - Participants may receive loans from the Plan within limits established by rules under the Internal Revenue Code. All loans must be collateralized. A participant may use up to one-half of his or her non-forfeitable account balance under the Plan to collateralize a loan. Loans require periodic payments with principal amortized over a period not to exceed five years, except for loans to acquire a principal residence, which require periodic payments over a reasonable period determined at the date the loan is made. All loans are considered a directed investment from a participant's account under the Plan. All payments of principal and interest by a participant on a loan are credited to his or her account.


2.     Summary of Significant Accounting Policies:

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses - All expenses of administration may be paid out of the Plan's funds or by the Company.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value based upon quoted market prices. The Modis Stock Pool is valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Gains or losses on the sale of investments are based on the cost or adjusted value of each specific investment.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options in any combination of fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Benefits - Benefits are recorded when paid.

3.     Investments:

Investments which exceeded 5% of the Plan's net assets at December 31, 1998 and 1997 are summarized as follows:


     Investments at Fair Value as Determined by Quoted Market Prices:

                                                    1998              1997
                                                ------------      ------------
Strong Money Market Fund                        $  7,551,894      $  3,737,583
Strong Mutual Funds Pooled accounts:
  Government Securities                            5,940,232                 -
  Common Stock                                    11,112,930         1,485,448
  Growth                                           9,698,290         1,542,294
  Index 500                                        7,451,853                 -
  Schafer Value                                   10,003,355                 -



4.     Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.


5.     Tax Status:

The Internal Revenue Service has determined and informed the Company by letter dated August 20, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


6.     Financial Instruments:

Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of money market funds and pooled accounts with a mutual fund company.

The Plan limits its credit risk by maintaining its money market funds and pooled accounts with what it believes to be high quality financial institutions.


7.     Related Party Transactions:

Certain Plan expenses for accounting, legal and administrative services were paid for by the Company. These expenses were approximately $138,000 and $46,000 in 1998 and 1997, respectively.

Employees can elect to allocate their contributions to the purchase of Modis Company stock units, via the Modis Stock Pool Fund.


8.     Merger of Subsidiary Plans:

During 1998, the Plan was amended to include the defined contribution plans of ten subsidiaries which were merged into the Plan. The following table details the subsidiary, merger date and amounts of assets transferred into the Modis plan, exclusive of $54,141 of participants' loans.

Subsidiary                                                                Date                      Amount
--------------------------------------------------------------------------------------------------------------
Lenco Computer Consulting 401(k)  Profit Sharing Plan                    May 31, 1998          $        59,451
Technology Software Solutions, Inc. 401(k) Retirement Plan               May 31, 1998                   51,492
Technology Services Corporation 401(k) Profit Sharing Plan               May 31, 1998                1,053,343
Staffware, Inc. Retirement Savings Plan                                 June 30, 1998                2,194,493
Wasser, Inc. 401(k) Plan                                                June 30, 1998                1,126,794
Firstaff, Inc. 401(k) and Profit Sharing Plan                            July 2, 1998                1,729,984
Consultants in Computer Software, Inc. 401(k) Savings Plan              July 31, 1998                  510,107
Computer Systems Development, Inc. 401(k) Plan                     September 30, 1998                  376,000
Contact Recruiters, Inc. 401(k)                                    September 30, 1998                  605,905
Executive's Monitor, Inc. Profit Sharing and 401(k) Plan           September 30, 1998                  288,705
                                                                                               ---------------
                                                                                               $     7,996,274
                                                                                               ===============


In addition, the plans of three other subsidiaries with assets totaling $9,436,990 were merged into the Plan effective December 31, 1998. The assets for these plans are reflected in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits as transfers from merged plans.


9.     Subsequent Events:

Five subsidiary 401(k) plans are scheduled to convert into the Plan before December 31, 1999.

Supplemental Schedules

Modis Professional Services, Inc. Retirement Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998


                                                                                                    Net
                                                                                                Appreciation
                                                                                Fair           (Depreciation)
                                                              Cost              Value          in Fair Value
                                                          ------------        ------------       ------------
Strong Money
  Market Fund                                             $   7,551,894       $  7,551,894       $          -
Strong Mutual Fund
 Pooled Accounts:
  Government Securities                                       5,985,960          5,940,232            (45,728)
  Asset Allocation                                            2,216,389          2,417,199            200,810
  Common Stock                                               11,594,385         11,112,930           (481,455)
  Growth                                                      8,403,676          9,698,290          1,294,614
  Growth and Income                                                 334                334                  -
  Index 500                                                   6,673,157          7,451,853            778,696
  International Stock                                         1,912,523          1,712,752           (199,771)
  Schafer Value                                              10,763,166         10,003,355           (759,811)
  Modis Stock Pool                                            2,084,013          1,471,234           (612,779)
                                                          -------------       ------------       ------------
                                                             57,185,497         57,360,073            174,576

Participant notes receivable with interest
  rates ranging from 2.13% to 10.5%                             614,663            614,663                  -
                                                          -------------       ------------       ------------
Total investments                                         $  57,800,160       $ 57,974,736       $    174,576
                                                          =============       ============       ============



Modis Professional Services, Inc. Retirement Savings Plan
Item 27b - Schedule of Loans or Fixed Income Obligations as of December 31, 1998


The Plan had no items as described under Item 27b as of December 31, 1998.

Modis Professional Services, Inc. Retirement Savings Plan
Item 27c - Schedule of Leases in Default or Classified as Uncollectible as of December 31, 1998


The Plan had no items as described under Item 27c as of December 31, 1998.

Modis Professional Services, Inc. Retirement Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998


The following summary of reportable transactions presents each transaction or series of transactions involving an amount in excess of five percent (5%) of the fair value of Plan assets at the beginning of the 1998 Plan year.



                                                       Number                            Number         Realized
                                                         of                                of             Gains
                                    Purchases       Transactions        Sales         Transactions       (Losses)
                                   ------------     ------------     ------------     ------------     ------------
Strong Money
  Market Fund                      $ 28,819,913        507           $ 25,005,602        508           $          -
Strong Mutual Fund
 Pooled Accounts:
  Government Securities               6,284,648        358                882,084        469                  9,561
  Asset Allocation                    2,392,044        301                451,001        317                  3,328
  Common Stock                       12,242,050        349              2,232,843        538               (136,107)
  Growth                              8,092,316        365              1,457,733        486                (53,129)
  Index 500                           7,394,815        375                742,662        356                  9,882
  International Stock                 1,896,050        275                335,186        368                (41,356)
  Schafer Value                      11,697,999        346              2,056,706        508               (208,365)
  Modis Stock Pool                    2,188,400        290                334,738        354                (54,111)

Modis Professional Services, Inc. Retirement Savings Plan
Item 27e - Schedule of Nonexempt Transactions for the year ended December 31, 1998


The Plan executed no transactions as described under Item 27e for the year ended December 31, 1998.

Modis Professional Services, Inc. Retirement Savings Plan
Item 27f - Schedule of Nonexempt Transactions for the year ended December 31, 1998




        Identity of                                                Description of                Earnings lost from
       Party Involved                 Relationship                  Transactions                 late contributions
-----------------------------    -----------------------    ------------------------------    --------------------------

 Modis Professional                   Plan Sponsor            Employer segregrated                     $8,508
    Services, Inc.                                            employee contributions
                                                              after the 15th business
                                                              day following the end of
                                                              the month in which amounts
                                                              were withheld from
                                                              employee wages. Subsequent
                                                              to year end, the employer
                                                              has funded all earnings
                                                              lost from late
                                                              contributions to the
                                                              respective employees.


